Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

Digital Ads

Dominion Energy – Teacher Pre-Roll :15

Teacher: The more I hear about Dominion Energy’s plan for South Carolina, the more I like it. Lower bills for SCE&G residential electric customers, no more nuclear debt surprises,

Teacher: and cash in my pocket. Let’s get this done.

Dominion Energy – Teacher Pre-Roll :15

V/O: Dominion Energy. A better plan for South Carolina.

Dominion Energy – Foreman Pre-Roll :15

Foreman: The more I hear about Dominion Energy’s plan for South Carolina, the more I like it. Lower bills for SCE&G residential electric customers, no more nuclear debt surprises,

Foreman: and cash in my pocket. Let’s get this done.

Dominion Energy – Foreman Pre-Roll :15

V/O: Dominion Energy. A better plan for South Carolina.

Dominion Energy – Mom Pre-Roll :15

Mom: Dominion Energy’s plan for SCE&G electric customers would lower rates 7%,

Mom: and the average residential customer would get an immediate $1,000 cash payment. That’s a lot of groceries.

Dominion Energy – Mom Pre-Roll :15

V/O: Dominion Energy. A better plan for South Carolina.

Additional Information

In connection with the proposed transaction, Dominion Energy has filed a registration statement on Form S-4, which includes a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus was mailed to SCANA’s shareholders beginning on June 15, 2018. Investors and security holders can obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge by directing a request to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation

Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 23, 2018, for its 2018 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as amended by a Form 10-K/A dated April 27, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.